22 March 2023

BURFORD CAPITAL LIMITED

Notification of transactions by persons discharging managerial responsibilities

Burford Capital Limited, the leading global finance and asset management firm focused on law, provides the following notification of various transactions by persons discharging managerial responsibilities (each, a “PDMR”).

With respect to the Burford Capital 2016 Long Term Incentive Plan (the “LTIP”), the table below shows (i) the vesting on March 17, 2023 of awards granted in prior years following the satisfaction of the performance conditions related thereto and (ii) new grants made as part of Burford’s usual annual compensation cycle on March 22, 2023, 50% of which are subject to performance conditions.

PDMR	Number of ordinary shares granted on March 22, 2023 under the LTIP	Number of previously granted ordinary shares vested on March 17, 2023 under the LTIP	Net number of ordinary shares delivered to the PDMR following vesting on March 17, 2023 and tax withholding	Total number of ordinary shares held by the PDMR*
Craig Arnott	36,873	125,447	125,447	303,877
Christopher Bogart	215,136	125,447	61,407	9,987,099
Mark Klein	36,873	41,816	26,742	147,201
Jordan Licht	36,873	-	-	140,085
Jonathan Molot	215,136	125,447	62,599	10,593,060
Elizabeth O’Connell	36,873	108,721	53,220	236,759
David Perla	36,873	108,721	53,111	265,674
Aviva Will	36,873	125,447	56,843	436,822

*Includes unvested ordinary shares granted under the LTIP and ordinary shares allocated under the Burford employee deferred compensation plan, including any unvested matching contribution by Burford.

The Notification of Dealing Forms for each of the transactions set forth above are included at the end of this announcement.

For further information, please contact:

Burford Capital Limited
For investor and analyst inquiries:
Robert Bailhache, Head of Investor Relations, EMEA and Asia - email	+44 (0)20 3530 2023
Jim Ballan, Head of Investor Relations, Americas - email	+1 (646) 793 9176
For press inquiries:
David Helfenbein, Vice President, Public Relations - email	+1 (212) 235 6824

Numis Securities Limited - NOMAD and Joint Broker	+44 (0)20 7260 1000
Giles Rolls
Charlie Farquhar

Jefferies International Limited - Joint Broker	+44 (0)20 7029 8000
Graham Davidson
Tony White

Berenberg – Joint Broker	+44 (0)20 3207 7800
Toby Flaux
James Thompson
Arnav Kapoor

About Burford Capital

Burford Capital is the leading global finance and asset management firm focused on law. Its businesses include litigation finance and risk management, asset recovery and a wide range of legal finance and advisory activities. Burford is publicly traded on the New York Stock Exchange (NYSE: BUR) and the London Stock Exchange (LSE: BUR), and it works with companies and law firms around the world from its offices in New York, London, Chicago, Washington, DC, Singapore, Dubai, Sydney and Hong Kong.

For more information, please visit www.burfordcapital.com.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any ordinary shares or other securities of Burford.

This announcement does not constitute an offer of any Burford private fund. Burford Capital Investment Management LLC, which acts as the fund manager of all Burford private funds, is registered as an investment adviser with the US Securities and Exchange Commission. The information provided in this announcement is for informational purposes only. Past performance is not indicative of future results. The information contained in this announcement is not, and should not be construed as, an offer to sell or the solicitation of an offer to buy any securities (including, without limitation, interests or shares in any of Burford private funds). Any such offer or solicitation may be made only by means of a final confidential private placement memorandum and other offering documents.

Forward-looking statements

This announcement contains “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, regarding assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, Burford and its representatives may from time to time make other oral or written statements which are forward-looking statements, including in its periodic reports that Burford files with, or furnishes to, the US Securities and Exchange Commission, other information sent to Burford’s security holders and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. Burford cautions you that forward-looking statements are not guarantees of future performance and are based on numerous assumptions, expectations, projections, intentions and beliefs and that Burford’s actual results of operations, including its financial position and liquidity, and the development of the industry in which it operates, may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this announcement. Significant factors that may cause actual results to differ from those Burford expects include, among others, (i) impacts resulting from changes to Burford’s valuation policy for capital provision assets, including any requirement to recast or restate Burford’s historical financial statements and/or disclose a material weakness in internal controls in connection with these changes, (ii) the successful completion of audit and other procedures and other conditions necessary to issue Burford’s audited financial statements and to file Burford’s annual report on Form 20-F for the year ended December 31, 2022 with the US Securities and Exchange Commission and (iii) those discussed under “Risk Factors” in Burford’s annual report on Form 20-F for the year ended December 31, 2021 filed with the US Securities and Exchange Commission on March 29, 2022, Burford’s interim report on Form 6-K furnished to the US Securities and Exchange Commission on August 9, 2022 and other reports or documents that Burford files with, or furnishes to, the SEC from time to time. In addition, even if Burford’s results of operations, including its financial position and liquidity, and the development of the industry in which it operates are consistent with the forward-looking statements contained in this announcement, those results of operations or developments may not be indicative of results of operations or developments in subsequent periods.

Except as required by law, Burford undertakes no obligation to update or revise the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise.

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Craig Arnott
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Deputy Chief Investment Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Ordinary Shares of nil par value
	Identification code	GG00BMGYLN96
	(b) Nature of the transaction	Vesting of share award under the Burford Capital 2016 Long Term Incentive Plan
	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		552.50p	125,447 (total vesting)

	(d) Aggregated information ● Aggregated volume ● Price	N/A
	(e) Date of the transaction	March 17, 2023
	(f) Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Craig Arnott
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Deputy Chief Investment Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Ordinary Shares of nil par value
	Identification code	GG00BMGYLN96
	(b) Nature of the transaction	Grant of share award under the Burford Capital 2016 Long Term Incentive Plan
	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		$6.78	36,873

	(d) Aggregated information ● Aggregated volume ● Price	N/A
	(e) Date of the transaction	March 22, 2023
	(f) Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Christopher Bogart
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Chief Executive Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Ordinary Shares of nil par value
	Identification code	GG00BMGYLN96
	(b) Nature of the transaction	Vesting of share award under the Burford Capital 2016 Long Term Incentive Plan. After the settlement of tax, the individual described above received net 61,407 shares.
	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		(i) $6.75	125,447 (total vesting)
		(ii) $6.75	61,407 (total net shares)

	(d) Aggregated information ● Aggregated volume ● Price	N/A
	(e) Date of the transaction	March 17, 2023

(f) Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Christopher Bogart
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Chief Executive Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Ordinary Shares of nil par value
	Identification code	GG00BMGYLN96
	(b) Nature of the transaction	Grant of share award under the Burford Capital 2016 Long Term Incentive Plan
	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		$6.78	215,136

	(d) Aggregated information ● Aggregated volume ● Price	N/A
	(e) Date of the transaction	March 22, 2023
	(f) Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Mark Klein
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of General Counsel and Chief Administrative Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Ordinary Shares of nil par value
	Identification code	GG00BMGYLN96
	(b) Nature of the transaction	Vesting of share award under the Burford Capital 2016 Long Term Incentive Plan. After the settlement of tax, the individual described above received net 26,742 shares.
	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		(i) $6.75 (ii) $6.75	41,816 (total vesting) 26,742 (total net shares)

	(d) Aggregated information ● Aggregated volume ● Price	N/A
	(e) Date of the transaction	March 17, 2023

(f) Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Mark Klein
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of General Counsel and Chief Administrative Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Ordinary Shares of nil par value
	Identification code	GG00BMGYLN96
	(b) Nature of the transaction	Grant of share award under the Burford Capital 2016 Long Term Incentive Plan
	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		$6.78	36,873

	(d) Aggregated information ● Aggregated volume ● Price	N/A
	(e) Date of the transaction	March 22, 2023
	(f) Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Jordan Licht
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Chief Financial Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Ordinary Shares of nil par value
	Identification code	GG00BMGYLN96
	(b) Nature of the transaction	Grant of share award under the Burford Capital 2016 Long Term Incentive Plan
	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		$6.78	36,873

	(d) Aggregated information ● Aggregated volume ● Price	N/A
	(e) Date of the transaction	March 22, 2023
	(f) Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Jonathan Molot
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Chief Investment Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Ordinary Shares of nil par value
	Identification code	GG00BMGYLN96
	(b) Nature of the transaction	Vesting of share award under the Burford Capital 2016 Long Term Incentive Plan. After the settlement of tax, the individual described above received net 62,599 shares.
	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		(i) $6.75 (ii) $6.75	125,447 (total vesting) 62,599 (total net shares)

	(d) Aggregated information ● Aggregated volume ● Price	N/A
	(e) Date of the transaction	March 17, 2023
	(f) Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Jonathan Molot
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Chief Investment Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Ordinary Shares of nil par value
	Identification code	GG00BMGYLN96
	(b) Nature of the transaction	Grant of share award under the Burford Capital 2016 Long Term Incentive Plan
	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		$6.78	215,136

	(d) Aggregated information ● Aggregated volume ● Price	N/A
	(e) Date of the transaction	March 22, 2023
	(f) Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Elizabeth O’Connell
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Chief Strategy Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Ordinary Shares of nil par value
	Identification code	GG00BMGYLN96
	(b) Nature of the transaction	Vesting of share award under the Burford Capital 2016 Long Term Incentive Plan. After the settlement of tax, the individual described above received net 53,220 shares.
	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		(i) $6.75 (ii) $6.75	108,721 (total vesting) 53,220 (total net shares)

	(d) Aggregated information ● Aggregated volume ● Price	N/A
	(e) Date of the transaction	March 17, 2023
	(f) Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Elizabeth O’Connell
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Chief Strategy Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Ordinary Shares of nil par value
	Identification code	GG00BMGYLN96
	(b) Nature of the transaction	Grant of share award under the Burford Capital 2016 Long Term Incentive Plan
	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		$6.78	36,873

	(d) Aggregated information ● Aggregated volume ● Price	N/A
	(e) Date of the transaction	March 22, 2023
	(f) Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	David Perla
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Co-Chief Operating Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Ordinary Shares of nil par value
	Identification code	GG00BMGYLN96
	(b) Nature of the transaction	Vesting of share award under the Burford Capital 2016 Long Term Incentive Plan. After the settlement of tax, the individual described above received net 53,111 shares.
	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		(iii) $6.75 (iv) $6.75	108,721 (total vesting) 53,111 (total net shares)

	(d) Aggregated information ● Aggregated volume ● Price	N/A
	(e) Date of the transaction	March 17, 2023

(f) Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	David Perla
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Co-Chief Operating Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Ordinary Shares of nil par value
	Identification code	GG00BMGYLN96
	(b) Nature of the transaction	Grant of share award under the Burford Capital 2016 Long Term Incentive Plan
	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		$6.78	36,873

	(d) Aggregated information ● Aggregated volume ● Price	N/A
	(e) Date of the transaction	March 22, 2023
	(f) Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Aviva Will
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Co-Chief Operating Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Ordinary Shares of nil par value
	Identification code	GG00BMGYLN96
	(b) Nature of the transaction	Vesting of share award under the Burford Capital 2016 Long Term Incentive Plan. After the settlement of tax, the individual described above received net 56,843 shares.
	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		(v) $6.75 (vi) $6.75	125,447 (total vesting) 56,843 (total net shares)

	(d) Aggregated information ● Aggregated volume ● Price	N/A
	(e) Date of the transaction	March 17, 2023
	(f) Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Aviva Will
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Co-Chief Operating Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Ordinary Shares of nil par value
	Identification code	GG00BMGYLN96
	(b) Nature of the transaction	Grant of share award under the Burford Capital 2016 Long Term Incentive Plan
	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		$6.78	36,873

	(d) Aggregated information ● Aggregated volume ● Price	N/A
	(e) Date of the transaction	March 22, 2023
	(f) Place of the transaction	Outside a trading venue